Exhibit 99.1

No. 13/08

IAMGOLD AND OTHER MINING COMPANIES MEET WITH PRESIDENT CORREA AND
OTHER TOP OFFICIALS;
CORREA SAYS RESPONSIBLE MINING WILL GO AHEAD IN ECUADOR

Toronto, Ontario, April 25, 2008 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) announced today that the Company and seven other mining companies (Aurelian Resources Inc., Cornerstone Capital Resources, Corriente Resources, Dynasty Metals & Mining, Ecometals Limited, International Minerals and Salazar Resources) collectively met with President Correa and other top officials yesterday afternoon in Quito to discuss the future of mining in Ecuador and the impact of the previously announced Mining Mandate.

The companies welcomed President Correa’s repeated statements that responsible mining will go ahead in Ecuador. He said that the purpose of the Mining Mandate was to allow the government to get its house in order and new mining law in place so that responsible mining can proceed. The President invited the mining companies to meet with the ministry to help formulate the new mining law starting this coming Monday, April 28.

Present from the government were President Rafael Correa; Dr. Galo Chiriboga, Minister of Mines and Petroleum; Dr. Jose Serrano, Deputy Secretary of Mines; Dr. Agustin Paladines, Mining Advisor to the President; Fernando Alvarado, Advisor to the President; Ricardo Patiño, Minister of Politics; and Dr. Ramon Torres, Business Advisor to the President. The Canadian Ambassador to Ecuador, Christian LaPointe, accompanied the companies and presented concerns of the Canadian government for a fair, stable and long-term investment environment in Ecuador.

IAMGOLD continues to seek clarity from the government regarding the Mining Mandate’s specific application to the Company’s development project in Ecuador, Quimsacocha, over the next six months and will issue updates as information becomes available.

About IAMGOLD

IAMGOLD is a top mid-tier gold producer, with annual production of close to 1 million ounces from eight different operations located in North America, South America and Africa.  The Company also owns two non-gold assets that provide significant cash flow and four development projects that provide a strong platform for continual growth.  IAMGOLD has built a team of professionals with the necessary technical expertise to explore, develop and operate existing gold assets and to pursue new opportunities to enhance shareholder value. The Company is publicly traded (TSX:IMG, NYSE:IAG, Botswana:IAMGOLD).

Forward Looking Statement

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of IAMGOLD, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from IAMGOLD's expectations are disclosed under the heading "Risk Factors" and elsewhere in IAMGOLD documents filed from time-to-time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge
Director, Investor Relations
Tel: (416) 360-4710 Toll-free: 1 888 IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.